Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

3 May 2017

Fresenius Medical Care delivers strong first quarter 2017

•                  Strong revenue increase by 14%1 supported by growth in all regions and Care Coordination activities

•                  Net income1,2 growth of 17% ahead of revenue development

•                  First quarter performance in line to achieve full year guidance

•                  Acquisition of majority stake in Cura Group, Australia, completed

Key figures (IFRS)

EUR million	Q1 2017	Q1 2016	growth
Revenue	4,548	3,916	+16%
Adjusted revenue[1]	4,448	3,916	+14%
Operating income (EBIT)	651	497	+31%
Adjusted operating income (EBIT)[1]	552	497	+11%
Net income[1]	308	213	+45%
Adjusted net income[1,2]	249	213	+17%
Basic earnings per share (in EUR)	1.01	0.70	+44%

1 Adjusted for the effects of the agreement with United States Departments of Veterans Affairs and Justice on outstanding payments

2 Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Rice Powell, Chief Executive Officer of Fresenius Medical Care, stated: “We saw a very positive start to the year. While both our dialysis services and products business showed strong growth, our Care Coordination activities confirmed its high growth potential. We are shaping our activities in this area and expect the profitability to improve in the course of the year. We are clearly on track to deliver on our ambitious targets for 2017.”

Revenue & earnings

Revenue for the company improved by 16% and reached EUR 4,548 million (12% at constant currency), largely driven by strong Health Care Services revenue growth of 19% in North America (15% at constant currency). Total Health Care Services revenue increased by 18% (14% at constant currency) to EUR 3,769 million, while product revenue grew 8% (6% at constant currency) to EUR 779 million. Organic growth3 of 9% for Health Care Services and 5% for the products business confirmed the strong underlying dynamic in the first quarter 2017.

Total operating income (EBIT) increased by 31% to EUR 651 million (margin of 14.3%). This increase was strongly supported by the Dialysis business in North America, the agreement with the United States Departments of Veterans Affairs and Justice and the business growth in Asia Pacific.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was EUR 308 million, a very strong increase of 45%. Excluding the agreement with the United States Departments of Veterans Affairs and Justice, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 17%. Based on a number of approximately 306.2 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) amounted to EUR 1.01, compared to EUR 0.70 for the first quarter of 2016.

Development of Reporting Segments

North America revenue increased by 18% to EUR 3,375 million and corresponds to 74% of total revenue. At constant currency rates growth was at 14%. The Dialysis business grew by 14% (10% at constant currency), Care Coordination increased by 39% (34% at constant currency). The continued progress in Care Coordination was driven by organic growth of 27% and contributed EUR 691 million in revenues. Dialysis Care Services revenue growth was positively influenced by the positive effect from the

3 Adjusted for the effects of the agreement with United States Departments of Veterans Affairs and Justice for outstanding payments agreement with the United States Departments of Veterans Affairs and Justice, a favourable impact from commercial payors and an increased number of treatments. Product revenue increased by 9% (6% at constant currency) due to higher sales of machines and products for peritoneal dialysis.

The substantially improved Dialysis operating income margin of 19.6% (+310 bp compared to Q1 2016) was driven by the agreement with the United States Departments of Veterans Affairs and Justice, a favourable impact from commercial payors, lower costs for health care supplies partially offset by higher personnel expense. The year over year lower margin in the Care Coordination activities was driven by higher bad debt expense, the impact from lower revenue for vascular services and increased costs for pharmacy services, partially offset by earnings recognized from the Bundled Payment for Care Improvement (BPCI) initiative related to hospitalist and intensivist services.

The total operating income of the North America segment was EUR 526 million (+31%), the operating income margin improved to 15.6%. Operating income (EBIT) for the first quarter 2017 excluding the agreement with the Veteran Administration was EUR 427 million, an increase of 6% compared to Q1 2016 (3% at constant currency). Excluding the agreement with the United States Departments of Veterans Affairs and Justice the operating income margin was 13.0%.

EMEA revenue increased by 7% (6% at constant currency) to EUR 614 million, mainly driven by a positive business development in Health Care Services revenue which increased by 11% (9% at constant currency). The increase at constant currency was driven by acquisitions and same-market treatment growth. Dialysis Product revenue grew by 1% to EUR 290 million. Positively influenced by an acquired business, the company generated EUR 21 million of non-dialysis product revenue. Operating income was EUR 114 million in Q1 2017, the operating income margin decreased from 20.6% to 18.7% mainly due to an unfavorable impact from acquisitions, overhead costs and a lower income from equity method investees.

Asia-Pacific revenue grew by 11% (7% at constant currency) to EUR 378 million. In the region Health Care Services generated revenue of EUR 169 million and therewith showed a 4% organic revenue growth. With a growth of 11% (8% constant currency) to EUR 209 million, the product business showed a solid sales performance, mainly driven by higher sales of dialyzers, machines and products for acute care treatments. Operating income increased to EUR 82 million (38%) and was supported by an improved revenue mix and the prior year impact from costs associated with changes in the management board. Operating income margin improved to 21.7% (compared to 17.5% in Q1 2016).

End of April 2017 Fresenius Medical Care successfully closed the acquisition of Cura day hospital group in Australia - the first step into Care Coordination outside the North American market. The transaction is strengthening the Company’s regional footprint by scaling up to around 40 outpatient facilities. The new entity generated EUR 87 million in revenues in the business year 2015/2016. Consolidation effects are already reflected in the given guidance for 2017.

Latin America delivered revenue of EUR 177 million, a significant improvement of 28%. At constant currency rates the business grew by 17%. The growth was mainly driven by reimbursement increases, higher number of treatments and a favorable currency impact. Product revenue grew by 23% based on higher machine sales. Operating income was at EUR 14 million, compared to EUR 10 million in previous year’s Q1. Operating income margin increased to 8.1% in Q1 2017 from 7.0% in Q1 2016.

Net interest expense was EUR 92 million compared to EUR 96 million in the first quarter of 2016. The decrease was driven by the replacement of high interest bearing senior notes repaid in 2016 by debt instruments at lower interest rates partially offset by an increased average debt level. Income tax expense was EUR 182 million for the first quarter of 2017, which translates into an effective tax rate of 32.5%, compared to last year’s Q1 with a tax rate of 31.4%. The increase was primarily driven by a lower portion of tax-free income attributable to non-controlling interests and the agreement with the United States Departments of Veterans Affairs and Justice.

Cash flow

In the first quarter of 2017, the company generated EUR 170 million in net cash provided by operating activities, representing 4% of revenue, compared to EUR 163 million in last year’s Q1. The cash flow was positively influenced by the payment related to the agreement with the United States Departments of Veterans Affairs and Justice, offset by seasonality in invoicing. The seasonality in invoicing will have no meaningful impact on the full year 2017. The number for DSO (days sales outstanding) increased sequentially by 3 days compared to Q4 2016 and reached 73 days.

Employees

As of March 31, 2017, Fresenius Medical Care had 110,530 employees (full-time equivalents) worldwide, compared to 104,687 employees at the end of March 2016. This increase was mainly attributable to our continued organic growth and acquired companies.

Outlook 2017 confirmed

Based on the very positive Q1 business development, Fresenius Medical Care confirms its full year outlook 2017. The company expects revenue growth between 8% and 10% at constant currency for fiscal 2017. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by 7% to 9% at constant currency over the previous year. The effects of the agreement with the U.S. Departments of Veterans Affairs and Justice are excluded.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter 2017 on Wednesday, May 3, 2017 at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate excel- and PDF-files for a complete overview of the results for the first quarter 2017.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,654 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 310,473 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care - Statement of earnings

in Euro million, except share data, unaudited

	Three months ended March 31,
	2017	2016	Change

Revenue
Health Care Services	3,769	3,199	17.8%
Health Care Products	779	717	8.5%
Total revenue	4,548	3,916	16.1%
Total revenue adjusted[1]	4,448	3,916	13.6%

Cost of revenue	2,956	2,622	12.8%
Gross profit	1,592	1,294	22.9%
Selling, general and administrative	924	780	18.3%
Research and development	32	34	-6.6%
Income from equity method investees	(15)	(17)	-11.7%
Operating income (EBIT)	651	497	31.1%
Operating income (EBIT) adjusted[1]	552	497	11.1%

Interest expense, net	92	96	-2.9%
Income before taxes	559	401	39.2%
Income tax expense	182	126	44.2%
Net income	377	275	36.8%
Less: Net income attributable to noncontrolling interests	69	62	10.4%
Net income[2]	308	213	44.6%
Net income adjusted[1,2]	249	213	16.9%

Operating income (EBIT)	651	497	31.1%
Depreciation and amortization	190	165	14.9%
EBITDA	841	662	27.0%
EBITDA margin	18.5%	16.9%

Weighted average number of shares	306,241,321	305,325,185

Basic earnings per share	€1.01	€0.70	44.1%
Basic earnings per ADS	€0.50	€0.35	44.1%

In percent of revenue
Costs of revenue	65.0%	66.9%
Gross profit	35.0%	33.1%
Operating income (EBIT)	14.3%	12.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.8%	5.4%

1 Adjusted for the effects of the agreement with United States Departments of Veterans Affairs and Justice on outstanding payments

2 Net income attributable to shareholders of FMC AG & Co. KGaA